RELIANCE Communications
Anil Dhirubhai Ambani Group


10015136

RECEIVED
2010 JAN 27 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

22nd January, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) Letter dated 14th January, 2010 submitting Compliance Report on Corporate Governance for the quarter ended 31st December, 2009.

(2) Letter dated 22nd January, 2010 sending Shareholding pattern for the quarter ended 31st December, 2009.

(3) Notice dated 22nd January, 2010 in the matter of convening Board Meeting on 30th January, 2010 to consider and approve Unaudited financial results for the quarter and nine months ended 31st December, 2009.

Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Encl: As Above

dlw 1/28

ROR. File No 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/CC/04/2009-10

January 14, 2010

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 31st December, 2009.**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith a Compliance Report on Corporate Governance for the quarter ended 31st December, 2009.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

You are requested kindly take the same on your record.

Thanking You.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communications Limited**

Quarter ending on: 31st December, 2009.

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For **Reliance Communications Limited**



Hasit Shukla
Company Secretary

Date: 14.01.2010.



Edr. File No. 82-35005

RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Ref: SE/35/004/2009-10

January 20, 2010.

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 31st December, 2009.**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st December, 2009.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE COMMUNICATIONS LIMITED

Scrip Code : BSE - 532712 NSE - RCOM					Quarter ended as on: 31st December, 2009			
Category Code (I)	Category of Shareholder (II)	No of Shareholders (III)	Total No of Shares (IV)	Number of shares held in dematerilised Form (V)	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	No of Shares Pledged (VIII)	As a percentage of (A+B+C) (IX=VIII/IV*100)
(A)	Shareholding of Promoter and Promoter Group							
(1)	Indian							
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.48	0.48	0	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	34	1368295971	1368274468	66.66	66.29	0	0.00
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)	1	15200000	15200000	0.74	0.74	0	0.00
	Sub -Total (A)(1)	46	1393341060	1393319457	67.88	67.51	0	0.00
(2)	Foreign							
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	0	0	0	0.00	0.00	0	0.00
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	46	1393341060	1393319457	67.88	67.51	0	0.00
(B)	Public Shareholding							
(1)	Institutions						N/A	N/A
(a)	Mutual Funds /UTI	268	298 21 852	29348887	1.45	1.44	0	0.00
(b)	Financial Institutions/Banks	408	5250314	5127698	0.26	0.25	0	0.00
(c)	Central Government/State Governments	62	1056375	56256	0.05	0.05	0	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00	0	0.00
(e)	Insurance Companies	29	163359680	163353601	7.96	7.91	0	0.00
(f)	Foreign Institutional Investors	543	155768547	155645778	7.59	7.55	0	0.00
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	0	0.00
(h)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (B)(1)	1310	3552 56 768	353532220	17.31	17.21	0	0.00
(2)	Non-Institutions						N/A	N/A
(a)	Bodies Corporate	9260	56885475	56209209	2.77	2.76	0	0.00
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2160894	216337576	169814046	10.54	10.48	0	0.00
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	171	15956773	15380677	0.78	0.77	0	0.00
(c)	Any Other (Specify)	0	0	0	0.00	0.00	N/A	N/A
1	NRIs/OCBs	21944	14835409	10952456	0.72	0.72	0	0.00
	Sub -Total (B)(2)	2192269	304015233	252356388	14.81	14.73	0	0.00
	Total Public Shareholding B=(B)(1)+(B)(2)	2193579	6592 72 001	605888608	32.12	31.94	0	0.00
	TOTAL (A) +(B)	2193625	20526 13 061	1999208065	100.00	99.45	0	0.00
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	11413820	11413820	0.00	0.55	0	0.00
	GRAND TOTAL (A)+(B)+(C)	2193626	20640 26 881	2010621885	100.00	100.00	0	0.00


Reliance Communications Limited

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN- 31.12.2009)

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No (I)	Name of the shareholder (II)	Total Shares held		Shares Pledged or otherwise encumbered		
		No of shares (III)	As a % of Grand Total (A)+(B)+(C) (IV)	No of Shares Pledged (V)	As a % (VI)=(V)/(III)*100	As a % of grand total (A)+(B)+(C) of Sub-clause (VII)
1	AAA Communication Private Limited	80 81 10 172	39.15	0	0.00	0.00
2	AAA Industries Private Limited	25 00 00 000	12.11	0	0.00	0.00
3	ADA Enterprises and Ventures Private Limited	25 00 00 000	12.11	0	0.00	0.00
4	Hansdhwani Trading Company Pvt. Ltd	30 00 040	0.15	0	0.00	0.00
5	Mast Jaianmol A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08	0	0.00	0.00
6	Mast Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	0	0.00	0.00
7	Reliance ADA Group Trustees Private Limited - Trusees of RCOM ESOS Trust	1 52 00 000	0.74	0	0.00	0.00
8	Reliance Capital Limited	89 41 758	0.43	0	0.00	0.00
9	Reliance General Insurance Co Ltd	90 000	0.00	0	0.00	0.00
10	Reliance Innoventures Private Limited	1 15 29 001	0.56	0	0.00	0.00
11	Shri Anil D. Ambani	18 59 171	0.09	0	0.00	0.00
12	Smt. Kokila D. Ambani	46 65 227	0.23	0	0.00	0.00
13	Smt. Tina A. Ambani	16 50 832	0.08	0	0.00	0.00
14	Solaris Information Technologies Private Limited	1 58 50 000	0.77	0	0.00	0.00
15	Sonata Investments Limited	2 07 75 000	1.01	0	0.00	0.00
	TOTAL	**1 39 33 41 060**	**67.51**	**0**	**0.00**	**0.00**



Reliance Communications Limited

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN - 31.12.2009)

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	149702497	7.25
	TOTAL	**149702497**	**7.25**


Reliance Communications Limited

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN - 31.12.2009)

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	Catoegory of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	N/A	N/A	Nil	-
TOTAL			0	0.00


Reliance Communications Limited

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN - 31.12.2009)

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	11413820	11413820	0.55
	TOTAL		**11413820**	**0.55**


Reliance Communications Limited

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN -31.12.2009)

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	N/A	N/A	Nil	-
	TOTAL		0	0.00



Reliance Communications Limited

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN -31.12.2009)

III (a) **Statement showing Voting pattern of Shareholders, if more than one class of shares / securities is issued by**

Not applicable


Reliance Communications Limited

Rule File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

22nd January, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Unaudited financial Results for the Quarter and Nine months ended 31st December, 2009.**

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchanges, we wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Saturday, the 30th January, 2010, inter alia, to consider and approve the Unaudited Financial Results for the Quarter and Nine months ended 31st December, 2009.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary